

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

March 13, 2008

Ms. Donna Felch
The Female Health Company
515 North State Street, Suite 2225
Chicago, Illinois 60610

      RE: The Female Health Company
              Form 10-KSB for the fiscal year ended September 30, 2007
              Filed December 21, 2007
              File # 1-13602

Dear Ms. Felch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

                      Sincerely,

                      John Cash
                      Accounting Branch Chief